UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BROOKFIELD INFRAST PARTNERS L.P.

(Name of Issuer)

LP INT UNIT

(Title of Class of Securities)

G16252101

(CUSIP Number)

Dec 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person Bank Of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 19,140,264 (1)
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 21,465,081 (1)
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,468,711 (1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 7.6721%
12)	Type of Reporting Person HC

(1)

Shares are held indirectly by the Reporting Person’s subsidiaries, BMO Capital Markets, Corp., BMO Nesbitt Burns, Inc., BMO Private Investment Counsel Inc., BMO Harris Bank N.A., BMO Asset Management Inc., Stoker Ostler Wealth Advisors, Inc., and BMO Global Asset Management (Asia) Inc.

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person BMO Capital Markets Corp.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 134,424
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 134,424
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 134,424
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.048%
12)	Type of Reporting Person FI

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person BMO NESBITT BURNS INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 8,577,319
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 8,577,319
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,577,319
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 3.0652%
12)	Type of Reporting Person FI

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person BMO PRIVATE INVESTMENT COUNSEL INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 2,176,954
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 2,176,954
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,954
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.7779%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person BMO HARRIS BANK N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 579
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 579
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 579
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0002%
12)	Type of Reporting Person BK

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person BMO ASSET MANAGEMENT INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 8,249,409
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 10,574,226
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,574,226
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 3.7788%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person STOKER OSTLER WEALTH ADVISORS, INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 541
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 541
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 541
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0001%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No. G16252101

1)	Name of Reporting Person BMO Global Asset Management (Asia) Limited
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 1,038
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 1,038
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,668
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0016%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No. G16252101

ITEM 1(a).	Name of Issuer.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

Brookfield Infrastructure Partners LP
73 Front Street
Hamilton D0 HM12
Bermuda

ITEM 2(a).	Names of Persons Filing.

BANK OF MONTREAL

BMO CAPITAL MARKETS, CORP.

BMO NESBITT BURNS INC.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO HARRIS BANK N.A.

BMO ASSET MANAGEMENT INC.

STOKER OSTLER WEALTH ADVISORS, INC.

BMO GLOBAL ASSET MANAGEMENT (ASIA) LIMITED

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

BMO Capital Markets Corp.
3 Times Square
New York, NY 10036

BMO Nesbitt Burns, Inc.
IBG Finance Dept.
FCP – 7th Floor
Toronto, ON, Canada M5X 1H3

BMO Private Investment Counsel Inc.
1 First Canadian Place
P.O. Box 150
9th Floor
Toronto, ON, Canada M5X 1H3

BMO Harris Bank N.A.
111 W Monroe Street
Floor 6E
Chicago, IL 60603

BMO Asset Management, Inc.
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, ON, Canada M5K 1J5

Stoker Ostler Wealth Advisors, Inc.
4900 N. Scottsdale RD
Suite #2600
Scottsdale, AZ 85251

BMO Global Asset Management (Asia) Limited
3808 One Exchange Square Central
Hong Kong, Hong Kong

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada

BMO Capital Markets Corp. is organized under the laws of United States

BMO Nesbitt Burns Inc. is organized under the laws of Canada

BMO Private Investment Counsel Inc. is organized under the laws of Canada

BMO Harris Bank N.A. is organized under the laws of United States

BMO Asset Management Inc. is organized under the laws of Canada

Stoker Ostler Wealth Advisors Inc. is organized under the laws of United States

BMO Global Asset Management (Asia) Limited is organized under the laws of Hong Kong

ITEM 2(d).	Title of Class of Securities.

LP INT UNIT

ITEM 2(e).	CUSIP Number.

G16252101

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☒ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☒ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its subsidiaries, BMO Capital Markets Corp., BMO Nesbitt Burns Inc., BMO Private Investment Counsel Inc., BMO Harris Bank N.A., BMO Asset Management Inc., Stoker Oslter Wealth Advisors, Inc., and BMO Global Asset Management (Asia) Limited as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Bank of Montreal is the ultimate parent company of BMO Capital Markets Corp., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a U.S. institution, BMO Nesbitt Burns Inc., a non-U.S. institution, BMO Private Investment Counsel Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, BMO Harris Bank N.A., a bank as defined in section 3(a)6 of the Act and a U.S. institution, BMO Asset Management Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, Stoker Oslter Wealth Advisors, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a U.S. institution, and BMO Global Asset Management (Asia) Limited, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 14th day of February, 2020.

BANK OF MONTREAL

/s/ Dragan Lazich
Dragan Lazich
Chief Compliance Officer